UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 333-128825

Daiichi Sankyo Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

5-1, Nihonbashi Honcho 3-chome

Chuo-ku, Tokyo 103-8426

Japan

(81-3) 6225-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☒
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

Not applicable. As described in Item 8 below, Daiichi Sankyo has previously filed a Form 15 to suspend its reporting obligations under section 15(d) of the Exchange Act regarding its common stock pursuant to Rule 12h-3(b)(2)(i).

Item 2. Recent United States Market Activity

Daiichi Sankyo was formed on September 28, 2005 through a joint share transfer under Japanese law pursuant to which all of the outstanding shares of Daiichi Seiyaku Kabushiki Kaisha and Sankyo Kabushiki Kaisha were exchanged for newly issued shares of Daiichi Sankyo. Each of Daiichi Seiyaku Kabushiki Kaisha and Sankyo Kabushiki Kaisha is a Japanese stock corporation formed under the laws of Japan. Because the joint share transfer was not exempt from registration under the Securities Act pursuant to the exemptive provisions of Rule 802, Daiichi Seiyaku Kabushiki Kaisha and Sankyo Kabushiki Kaisha jointly filed a registration statement on Form F-4 under the Securities Act in connection with the offer of the shares of Daiichi Sankyo. The registration statement on Form F-4 was filed in June 2005.

Subsequent to the joint share transfer, Daiichi Sankyo has not sold any securities in the United States in a registered offering under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

Daiichi Sankyo’s common stock is listed on the First Section of each of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, each of which is located in Japan. Daiichi Sankyo’s common stock is not listed on any other exchanges. The Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, taken together, constitute the “primary trading market” for Daiichi Sankyo’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act. Daiichi Sankyo’s common stock was initially listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange on September 28, 2005 and Daiichi Sankyo has maintained the listing of its common stock on each of these exchanges since that date, including during the twelve months preceding the filing of this Form 15F.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of March 31, 2007, Daiichi Sankyo’s common stock was held of record by 235 persons resident in the United States, based on information obtained through IR Japan, a commercial information service provider.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

Before the effective date of Rule 12h-6, on September 28, 2006, Daiichi Sankyo filed a Form 15 to suspend its reporting obligations under section 15(d) of the Exchange Act regarding its common stock pursuant to Rule 12h-3(b)(2)(i).

PART II

Item 9. Rule 12g3-2(b) Exemption

The URL address of Daiichi Sankyo is http://www.daiichisankyo.com/

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Daiichi Sankyo Kabushiki Kaisha has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Daiichi Sankyo Kabushiki Kaisha certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: July 25, 2007	/s/ Takashi Shoda
Takashi Shoda President and Representative Director